Exhibit 21.1

SUBSIDIARIES OF FEIHE INTERNATIONAL, INC.

Subsidiary	State or Other Jurisdiction of Incorporation

American Flying Crane Corporation	Delaware

Heilongjiang Feihe Dairy Co., Limited	China

Gannan Flying Crane Dairy Products Co., Limited	China

Langfang Flying Crane Dairy Products Co., Limited	China

Shanxi Feihesantai Biotechnology Scientific and Commercial Co., Limited	China

Baiquan Feihe Dairy Co., Limited	China

Beijing Feihe Biotechnology Scientific and Commercial Co., Limited	China

Qiqihaer Feihe Soybean Co., Limited	China

Heilongjiang Feihe Kedong Feedlots Co., Limited	China

Heilongjiang Feihe Gannan Feedlots Co., Limited	China

Heilongjiang Aiyingquan International Trading Co., Limited	China

Heilongjiang Flying Crane Trading Co., Limited	China